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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2011

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

575-510 BURRARD STREET, VANCOUVER, BC, CANADA V6C 3A8 TEL: 604.669.6660 FAX: 604.669.0898 WWW.KISKAMETALS.COM TSX-V: KSK CONTACT: DREW MARTEL OR JASON WEBER

NEWS RELEASE

Drilling Resumes at Island Mountain Gold Discovery - Whistler Project, Alaska

KSK10-13

Vancouver, BC – June 15, 2010:  Kiska Metals Corporation (“Kiska” or the “Company”) reports that drilling at the Whistler project has resumed after spring break-up conditions led to a brief pause in May. Once complete, this program will fulfill the requirements of a back-in agreement with Kennecott Exploration Inc. (a subsidiary of Rio Tinto) and will trigger a decision by Kennecott to either exercise or waive their back-in rights. Upon completion of the June trigger program, Kiska will immediately commence a new phase of exploration consisting of an additional 5,000 metres of drilling.

“As we near completion of the work required under our agreement with Kennecott, we are now planning exploration beyond the trigger program,” stated Jason Weber, President and CEO of Kiska. “We wish to expand the existing Whistler resource and collect material for metallurgical studies. Also, we will conduct systematic step-out drilling from the discovery hole at Island Mountain to start to define this new gold target.”

As per the Kennecott back-in agreement, a total of seven holes will be completed in June. These include three additional holes which were added to the trigger program in exchange for dropping the remaining 55 line-kilometres of a 341 line-kilometre Induced Polarization (IP) geophysical survey stipulated in the agreement. Drilling is now underway at the Island Mountain area, 23 kilometres south of the Whistler Deposit, where the 2009 discovery drill hole at this target ended in mineralization, and intersected 1.22 g/t gold over the bottom 106.9 metres of the hole.

Three holes will test targets at Island Mountain. One, a 50-metre offset of the discovery hole, will test this zone with a deeper hole in order to get an intersection through the full width of the mineralization. A second hole will be collared 800 metres to the southeast of the 2009 discovery and will test a similarly mineralized stockwork zone, which may represent the southern strike extent of the same mineralized system. A third hole will further test the Cirque Zone, 1.7 kilometres to the north of the discovery hole. 2009 drilling at the Cirque Zone targeted a broad zone disseminated chalcopyrite mineralization in association with a biotite-altered monzonite porphyry. The 2009 hole was lost in a fault zone prior to reaching target depth, but returned 0.13 g/t gold over the 202.3 metres of the hole that was completed. Of the remaining four holes, two will test targets at the Round Mountain area, 10 kilometres north of the Whistler Deposit. The location of the final two holes remains to be determined.

A joint committee comprised of technical management from both Kiska Metals and Kennecott is managing the current trigger program. When this program is complete and a final program summary report is presented, Kennecott will have 90 days to exercise its one-time back-in right on the Whistler Project. If exercised, Kennecott will refund to Kiska 200% of exploration expenditures (currently estimated at a minimum $25 million) and advance Whistler to a positive prefeasibility study to earn a 51% project interest. Kennecott can then earn an additional 9% project interest by fully funding Whistler to a positive production decision.  If Kennecott elects not to back-in, it will receive a 2% Net Smelter Royalty.

Drilling Results

Results of the final six of the 11 holes completed in 2010 program have now been received.  Three of the six holes intersected peripheral-style alteration at the Raintree West, Rainmaker and Spur areas (for hole locations, please refer to the map on the Kiska Metals website at http://www.kiskametals.com/s/Whistler.asp?ReportID=370037). Hole WH10-009 was drilled in the Spur area, where previously released holes WH10-005 and WH10-007 intersected peripheral-style alteration 5 kilometres north of the Whistler Deposit. WH10-009 returned intensely altered andesitic volcaniclastic rocks for the entirety of its 358 metres. This alteration is the strongest of the three holes in the area and the association of moderate silver-lead-zinc and gold-copper values suggest proximity to a productive system.

Hole WH10-011 was collared 400 metres west of the Raintree West discovery hole and intersected weakly mineralized lithologies until crossing a significant fault at 414 metres. At this point, the hole intersected a zone of stronger phyllic alteration and veining in volcanic and dioritic intrusive rocks with chalcopyrite and anhydrite in base metal veins and abundant gypsum veinlets. This section of the hole returned continuously anomalous gold values (253.74 metres of 0.14 ppm gold), including a 33.84 metre interval from 572.16 to 606.00 metres that returned 0.32 g/t gold, 4.69 g/t silver, 0.07% copper, 0.17% lead and 0.37% zinc.

One hole (WH10-010), 500 metres south of the Rainmaker discovery, intersected andesitic volcanic rock displaying moderate to strong peripheral-style alteration with abundant gypsum veinlets towards the bottom of the hole. Several significant magnetic and IP anomalies remain to be tested in this area.

Holes WH10-012, WH10-013 and WH10-014 did not return results of any significance.

Qualified Person Statement

The content of this release has been reviewed and approved by Mark Baknes P. Geo., Vice President of Exploration of Kiska Metals Corporation. Mr. Baknes is a Qualified Person as defined under the terms of National Instrument 43-101. Rock samples were prepared for assay at ALS Chemex labs in Fairbanks, Alaska, and analyzed for multiple elements at ALS Chemex labs in North Vancouver, British Columbia.

About Kiska Metals Corporation

Kiska Metals Corporation is a mineral exploration company focused on advancing the Whistler Project, Alaska, which includes a multi-million ounce gold-copper resource with excellent exploration potential.  Kiska has renowned technical expertise and a quality exploration portfolio with numerous early stage exploration opportunities around the world, some held in partnership with a selection of the world’s largest and most successful gold and base metal producers. Kiska resulted from the merger of Rimfire Minerals Corporation and Geoinformatics Exploration in August 2009.

On behalf of Kiska Metals Corporation

“Jason Weber”

Jason Weber, P.Geo., President & CEO

CAUTIONARY STATEMENT: No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Kiska Metals Corporation, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kiska's expectations are the risks detailed herein and from time to time in the filings made by Kiska Metals Corporation with securities regulators. Those filings can be found on the Internet at http://www.sedar.com and http://www.sec.gov/edgar.

APPENDIX 1.

 Mineral Resource Statement for the Whistler Gold Deposit, Alaska. Prepared by SRK Consulting (Canada) Inc December 2007.

	Tonnes and Grades					Total Contained Metal
Resource Category	Tonnage (Mt)	Gold (g/t)	Silver (g/t)	Copper (%)	Gold Eq3 g/t	Gold (Moz)	Silver (Moz)	Copper (Mlb)	Gold Eq3 (Moz)
Indicated (open-pit1)	30	0.87	2.46	0.24	1.35	0.84	2.37	159	1.31
Total Indicated	30	0.87	2.46	0.24	1.35	0.84	2.37	159	1.31
Inferred (open-pit1)	123	0.59	2.07	0.19	0.98	2.33	8.19	515	3.86
Inferred (underground2)	11	1.16	3.55	0.24	1.66	0.41	1.26	58	0.59
Total Inferred[4]	134	0.64	2.18	0.20	1.05	2.74	9.44	573	4.44

1. Reported within a conceptual pit shell and based at a cut-off grade of 0.3 g/t gold equivalent adjusted for metallurgical recovery.

2. Reported based on an underground bulk mining method using a cut-off grade of 1.1 g/t gold equivalent adjusted for metallurgical recovery;

3. Gold equivalent grade estimated based on 75 percent recovery for gold and silver; 85 percent recovery for copper; US$550 per ounce gold, US$8 per ounce silver and US$1.50 per pound of copper;

4. Totals may vary due to rounding.